UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

Dr. Foods, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
26140D107

(CUSIP Number)
Koichi Ishizuka 81-90-6002-4978 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku, Tokyo 107-0062, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock: 26140D107	SCHEDULE 13D

1	NAME OF REPORTING PERSON White Knight Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 Shares of Common Stock (1) 10,000 Series Z Preferred Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 0 Shares of Common Stock (1) 10,000 Series Z Preferred Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock and 10,000 Series Z Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 0.00%[1] Preferred: 100.00%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	As of the date of this report, Dr. Foods, Inc. has 2,622,968,890 shares of Common Stock, $0.0001 par value, issued and outstanding and 10,000 shares of Series Z Preferred Stock, $0.0001 par value, issued and outstanding. Series Z Preferred Stock has no conversion rights to any other class, and every vote of Series Z Preferred Stock has voting rights equal to 1,000,000 votes of Common Stock.

CUSIP No. Common Stock: 26140D107	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of White Knight Co., Ltd., a Japanese Company owned and controlled by Koichi Ishizuka, (the “Reporting Person”). The “Reporting Person” is comprised of Koichi Ishizuka and White Knight Co., Ltd.

This 13D relates to shares of Series Z Preferred Stock, par value $0.0001 per share, of Dr. Foods, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security or securities upon which this report is based is the Series Z Preferred Stock, par value $0.0001 per share of Dr. Foods, Inc., a Nevada Corporation, with its principal place of business located at 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) White Knight Co., Ltd., a Japan company (“WKC”), which is owned and controlled by Koichi Ishizuka.

(b)	The address of the business office for the Reporting Person is 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.
(c)

The principal business of WKC is to act as holding company for various assets that may be acquired by Koichi Ishizuka.

Mr. Koichi Ishizuka, age 50, attended the University of Aoyama Gakuin where he received his MBA in 2004. Several years later in 2011 he graduated from the Advanced Management Program at Harvard School of Business. Following Mr. Ishizuka’s formal education, he took a position as the head of marketing with Thomson Reuters, a mass media and information firm. Thereafter, he served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Zentrum Holdings, Inc. (formerly known as Off Line International, Inc.) since 2019 and OFF Line Japan Co., Ltd. since 2018. On November 18, 2020 he was appointed as Chief Financial Officer and Director, and on December 28, 2021 he was appointed Chief Executive Officer, of Next Meats Holdings, Inc.; he holds both positions to this date. Koichi Ishizuka also has an equity interest in Next Meats Holdings, Inc. Koichi Ishizuka is also Chief Financial Officer of Next Meats Co., Ltd., a Japanese alternative meat company. Since its inception on April 14, 2021, Koichi Ishizuka has served as CEO of WB Burgers Japan Co., Ltd., a Japanese Company. On May 7, 2021, Mr. Koichi Ishiukza was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of Business Solutions Plus, Inc., which is now known as WB Burgers Asia, Inc. On July 23, 2021, Mr. Ishizuka was appointed as Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director of Dr. Foods, Inc. (formerly known as Catapult Solutions, Inc.).

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	WKC is a Japanese Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 20, 2021, Dr. Foods, Inc., a Nevada Corporation (“DRFS”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing, at the time, approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. WKC and NXMH paid consideration of three hundred seventy-five thousand dollars ($375,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, becoming the Company’s largest controlling stockholders.

WKC used affiliate funds to acquire the 5,000 Shares of Series Z Preferred Stock and were responsible for 50% of the above mentioned payment of $375,000.

On or about July 1, 2022, NXMH, sold 5,000 shares of Series Z Preferred Stock of DRFS, to WKC, at a price of approximately $147,624 USD (20,000,000 Japanese Yen) (“The Share Purchase Agreement”). WKC is owned and controlled by our Chief Executive Officer, Koichi Ishizuka. WKC. is deemed to be an accredited investor. The purchase of shares was made for investment purposes. The consummation of the transaction contemplated by the Share Purchase Agreement resulted in NXMH no longer having an equity position in DRFS and with WKC becoming the largest controlling shareholder of DRFS.

 WKC used personal funds to consummate the July 1, 2022 transaction.

Item 4.  Purpose of Transaction.

On July 20, 2021, Dr. Foods, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing, at the time, approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. WKC and NXMH paid consideration of three hundred seventy-five thousand dollars ($375,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, becoming the Company’s largest controlling stockholders.

The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with WKC and NXMH, collectively, becoming the Company’s largest controlling stockholders having, at the time, approximately 81.20% combined voting control over the Company.

Pursuant to the Agreement, on July 23, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. DeNunzio’s resignation as a Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the same date, Mr. Koichi Ishizuka was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time, was a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business.

On or about July 1, 2022, NXMH, sold 5,000 shares of Series Z Preferred Stock of DRFS, to WKC, at a price of approximately $147,624 USD (20,000,000 Japanese Yen) (“The Share Purchase Agreement”). WKC is owned and controlled by our Chief Executive Officer, Koichi Ishizuka. WKC. is deemed to be an accredited investor. The purchase of shares was made for investment purposes. The consummation of the transaction contemplated by the Share Purchase Agreement resulted in NXMH no longer having an equity position in DRFS and with WKC becoming the largest controlling shareholder of DRFS.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock and Preferred Stock owned by the Reporting Person is based on 2,622,968,890 shares of Common Stock, $0.0001 par value, issued and outstanding and 10,000 shares of Series Z Preferred Stock, $0.0001 par value, issued and outstanding as of July 1, 2022. Series Z Preferred Stock has no conversion rights to any other class, and every vote of Series Z Preferred Stock has voting rights equal to 1,000,000 votes of Common Stock.

(A)	WKC
a.	Aggregate number of common and preferred shares beneficially owned: 0 Shares of Common Stock and 10,000 Series Z Preferred Stock

Percentage:

Common: 0.00%

Preferred: 100.00%

b.	Sole power to vote or direct vote: 10,000 Shares of Series Z Preferred Stock

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 10,000 Shares of Series Z Preferred Stock

Shared power to dispose or to direct disposition: 0

c.	WKC has not effected any transactions in Common or Preferred Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Share Purchase Agreement between Dr. Foods, Inc., CRS Consulting, LLC, White Knight Co., Ltd. and Next Meats Holdings, Inc. dated July 20, 2021, and incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2021
2	Share Purchase Agreement between White Knight Co., Ltd. and Next Meats Holdings, Inc. dated July 1, 2022, and incorporated by reference to exhibit 10.1 to the Company’s (Dr. Foods, Inc.) Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2022.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: July 14, 2022	White Knight Co., Ltd. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Chief Executive Officer

Dated: July 14, 2022	Koichi Ishizuka By: /s/ Koichi Ishizuka Name: Koichi Ishizuka